SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: November 15, 2007

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

    Fourth and Fifth Supplemental Indenture; Supplemental Agreement to Facility; Release of Note Guarantee

Dated as of August 9, 2007, Navios entered into a Fourth Supplemental Indenture, in order to add Nostos Shipmanagement Corp., a Marshall Islands corporation and an indirect subsidiary of Navios, as guarantor to its Indenture dated December 18, 2006 providing for the issuance of its 9½% Senior Notes due 2014 (the ‘‘Indenture’’).

In addition, dated as of August 9, 2007, Navios entered into a Fifth Supplemental Indenture, in order to add Portorosa Marine Corp., a Marshall Islands corporation and an indirect subsidiary of Navios, as guarantor to its Indenture. A copy of each of the Fourth Supplemental Indenture and Fifth Supplemental Indenture is furnished as Exhibits 99.1 and 99.2, respectively, to this Report and is incorporated herein by reference.

Furthermore, on November 15, 2007 in connection with the transactions undertaken by Navios for the initial public offering of Navios Maritime Partners L.P., Navios entered into a Supplemental Agreement with its lenders under its Facility Agreement dated February 1, 2007, to provide for the release ad discharge of some of the security provided to such lenders under such facility and accept additional security in substitution thereof. The Supplement Agreement is furnished as Exhibit 99.3. On November 16, 2007, also in connection with the transactions undertaken by Navios for the initial public offering of Navios Maritime Partners L.P., Navios entered into a Release of Note Guarantee that provided for the release of the guarantees under the Indenture that were provided by certain of the subsidiaries of Navios. The Release of Note Guarantee is furnished as Exhibit 99.4 to this Report and is incorporated herein by reference.

This information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: November 26, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Fourth Supplemental Indenture dated August 9, 2007.
99.2	Fifth Supplemental Indenture dated August 9, 2007
99.3	Supplemental Agreement dated November 15, 2007
99.4	Release of Note Guarantee dated November 16, 2007